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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                          Genovese Drug Stores, Inc.
                          --------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $1.00 per share
               -----------------------------------------------
                        (Title of Class of Securities)

                                  372442202
                                --------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



- ---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                              Page 2 of 6 Pages

CUSIP No. 372442202                                                    13G
          ---------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Geraldine Genovese

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a) [ ]
                                            (b) [ ]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF       5    SOLE VOTING POWER

SHARES               1,566

BENEFICIALLY    6    SHARED VOTING POWER

OWNED BY             49,595

EACH            7    SOLE DISPOSITIVE POWER

REPORTING            1,566

PERSON WITH     8    SHARED DISPOSITIVE POWER

                     49,595

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   51,161 (see Annex A)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   1.2%

12 TYPE OF REPORTING PERSON*

   IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                              Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

            Genovese Drug Stores, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            80 Marcus Drive
            Melville, NY  11747

Item 2(a).  Name of Person Filing:

            Geraldine Genovese

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            80 Marcus Drive
            Melville, NY  11747

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, par value $1.00 per share

Item 2(e).  CUSIP Number:

            372442202

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4.     Ownership

            (a)  Amount Beneficially Owned

                 51,161 (see Annex A)

            (b)  Percent of Class

                 1.2%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote

                       1,566



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                              Page 4 of 6 Pages

                 (ii)  shared power to vote or to direct the vote

                       49,595

                 (iii) sole power to dispose or to direct the
                       disposition of

                       1,566

                 (iv)  shared power to dispose or to direct the disposition of

                       49,595


Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable

Item 8.     Identification and Classification of Members of the Group

            Not applicable

Item 9.     Notice of Dissolution of Group

            Not applicable

Item 10.    Certification

            Not applicable





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                              Page 5 of 6 Pages

                                   SIGNATURE

        After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   November 9, 1994
                                                 ----------------------
                                                          Date


                                                 /s/ Geraldine Genovese
                                                 ----------------------
                                                         Signature


                                                  Geraldine Genovese
                                                 ----------------------
                                                        Name/Title





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                              Page 6 of 6 Pages

                ANNEX A TO SCHEDULE 13G OF GERALDINE GENOVESE

All of the number of shares shown as beneficially owned by the reporting person are beneficially owned in the form of the Issuer's Class B Common Stock, par value $1.00 per share, which class is not registered as a class of equity securities under the Securities Exchange Act of 1934 but which can be converted within 60 days into an equal number of shares of the Issuer's Class A Common Stock.

All of the number of shares shown as beneficially owned by the reporting person are held by the reporting person as trustee or co-trustee under certain trusts for the benefit of Mary Margaret Genovese, the daughter of the reporting person. The reporting person disclaims beneficial ownership of all such shares.